Mail Stop 4561
Via Fax (604) 521-4911

November 25, 2009

Abdul Ladha
Chief Executive Officer
Ableauctions.com, Inc.
1963 Lougheed Highway
Coquitlam, British Columbia, Canada V3K3T8

> **Re:** **Ableauctions.com, Inc.**
> **Form 10-K for the Fiscal Year December 31, 2008**
> **Filed on March 25, 2009**
> **Form 10-Q for the Quarter Ended June 30, 2009**
> **Filed on August 13, 2009**
> **File No. 001-15931**

Dear Mr. Ladha:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief